                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                          NOVITRON INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                         (Title of Class of Securities)

                                    670088103
                                 (CUSIP Number)

                               Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                             Radford, Virginia 24141
                        Attention: Marcus E. Smith, Esq.
                           Telephone No.: 540-633-7971
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                              Hunton & Williams LLP
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                 April 29, 2003
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rules 13d-1(e), (f) or (g),
                          check the following box [ ].

                               Page 1 of 11 Pages

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-------------------                                           ------------------
CUSIP NO. 670088103                   13D                     Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Randal J. Kirk
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF           433,141
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            302,836
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        433,141
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        302,836
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     735,977
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.7%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------------

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CUSIP NO. 670088103                   13D                     Page 3 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     RJK, L.L.C.                   I.R.S. Identification No.: 54-1816015
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
--------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF           0
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            99,033
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        0
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        99,033
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     99,033
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO - limited liability company
--------------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 670088103                   13D                     Page 4 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     New River Management II, LP   I.R.S. Identification No.: 65-1166473
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
--------------------------------------------------------------------------------------

                    7   SOLE VOTING POWER
    NUMBER OF           0
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            138,342
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        0
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        138,342
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     138,342
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO - limited partnership
--------------------------------------------------------------------------------------

     This Amendment No. 11 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001 and Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk"), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK") and New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk ("New River" and, together with Mr. Kirk and RJK, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and Zhong Mei, L.L.C., a Virginia limited liability company ("Zhong Mei").

     Item 2. Identity and Background.

     Items 2(a)-(c) of the Original Schedule 13D are amended to read in their entirety as follows:

     "This statement is being filed on behalf of Mr. Randal J. Kirk ("Mr. Kirk"), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK"), and New River Management II, LP, a Virginia limited partnership ("New River" and, together with Mr. Kirk and RJK, the "Reporting Persons").

     The principal occupation/employment of Mr. Kirk is investor. The business address of Mr. Kirk is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141.

     The principal business of RJK is investment. The address of RJK's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is the sole manager of RJK.

     The principal business of New River is investment holdings. The address of New River's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. The general partner of New River is Third Security Capital Partners, LLC, a Virginia limited liability company. Mr. Kirk is the manager and sole member of Third Security, LLC, a Virginia limited liability company that is the managing member of Third Security Capital Partners, LLC."

                               Page 5 of 11 Pages

     Item 4. Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "On April 29, 2003, the Issuer, Landmark Scientific, Inc., a corporation controlled by Mr. Kirk ("Landmark"), and Spectran Holdings, Inc., a wholly owned subsidiary of the Issuer ("Spectran"), executed an Amended and Restated Agreement and Plan of Merger (the "Landmark Merger Agreement"), pursuant to which the Issuer acquired Landmark by means of a merger (the "Landmark Merger") of Landmark with and into Spectran. The Landmark Merger was consummated on April 29, 2003. The Landmark Merger Agreement, a copy of which is filed herewith as
Exhibit 2.1 and is incorporated herein by reference, amended and restated the Agreement and Plan of Merger, dated as of August 21, 2002, in its entirety.

     Also on April 29, 2003, the Issuer, Group Practice Services Incorporated, a corporation controlled by Mr. Kirk ("GPSI"), and Clinical Data Inc., a wholly owned subsidiary of the Issuer ("Clinical Data"), executed an Agreement and Plan of Merger (the "GPSI Merger Agreement") pursuant to which the Issuer acquired GPSI by means of a merger (the "GPSI Merger") of GPSI with and into Clinical Data. The GPSI Merger was consummated on April 29, 2003. The GPSI Merger Agreement is filed herewith as Exhibit 2.2 and is incorporated herein by reference.

     The following summary of certain terms of the Landmark Merger Agreement and the GPSI Merger Agreement is qualified in its entirety by reference to the Landmark Merger Agreement and the GPSI Merger Agreement, respectively.

     Pursuant to the terms of the Landmark Merger Agreement, each holder of Landmark common stock received 2.5 shares of Series A Nonvoting Convertible Preferred Stock, par value $0.01 per share, of the Issuer ("Preferred Stock") for each share of Landmark common stock held by such holder. Pursuant to the terms of the GPSI Merger Agreement, each holder of common stock and preferred stock of GPSI received 2.42691 shares of Preferred Stock for each share of GPSI common stock and preferred stock held by such holder. Assuming that no Landmark stockholder or GPSI stockholder exercises appraisal rights, a total of 25,000 shares of Preferred Stock will be issued to Landmark stockholders as a result of the Landmark Merger and a total of 222,250 shares of Preferred Stock will be issued to GPSI stockholders as a result of the GPSI Merger. The Certificate of Designations of the Preferred Stock is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

     Each share of Preferred Stock of the Issuer is convertible, at the option of the holder of such share, into 10 shares of Common Stock of the Issuer at any time (i) after the date (the "Stockholder Approval Date") upon which the holders of the outstanding shares of capital stock of the Issuer who are entitled to vote, at a special or annual meeting of stockholders of the Issuer, approve the issuance of the shares of Common Stock issuable upon conversion of the outstanding shares of Preferred Stock (the "Stockholder Approval") and (ii) before the earlier to occur of (A) the liquidation, dissolution or winding up the Issuer or a change in control of the Issuer and (B) the date upon which the Securities and Exchange Commission declares effective a registration statement on Form S-3 or another applicable form filed by the Issuer to register for resale the shares of Common Stock issuable upon conversion of the outstanding shares of

                               Page 6 of 11 Pages

Preferred Stock (the "Registration Effective Date"). Each share of Preferred Stock will automatically convert into 10 shares of Common Stock of the Issuer upon the later to occur of (x) the Stockholder Approval Date and (y) the Registration Effectiveness Date.

     As a result of the Landmark Merger and the GPSI Merger, each of Mr. Kirk, Kirkfield, RJK, Zhong Mei, New River and Third Security Staff 2001 LLC, a Virginia limited liability company controlled by Mr. Kirk ("Staff LLC"), received the following number of shares of Preferred Stock:

            Shares Acquired in   Shares Acquired in   Total Shares
  Owner       Landmark Merger        GPSI Merger        Acquired
------------------------------------------------------------------
Mr. Kirk          10,749                50,756           61,505
Kirkfield          2,237                35,479           37,716
RJK                4,483                43,602           48,085
Zhong Mei            417                 1,971            2,388
New River             --                41,682           41,682
Staff LLC            744                10,545           11,289
------------------------------------------------------------------
  Totals          18,630               184,035          202,665

     If the Stockholder Approval is obtained, then Mr. Kirk will beneficially own, on an as-converted basis, approximately 2,762,627 shares of Common Stock, representing approximately 71.2% of the approximately 3,881,198 shares of Common Stock that would be issued and outstanding (assuming that all shares of Preferred Stock owned by Mr. Kirk, Kirkfield, RJK, Zhong Mei, New River and Staff LLC are converted into Common Stock but that no other shares of Preferred Stock are converted into Common Stock). If all of the shares of Preferred Stock are converted, then Mr. Kirk will beneficially own, on an as-converted basis, 2,762,627 shares of Common Stock, representing approximately 63.8% of the approximately 4,327,048 shares of Common Stock that would be issued and outstanding.

     Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 735,977 shares, representing 39.7% of the 1,854,548 shares outstanding as of January 31, 2003, as disclosed by the Issuer on February 11, 2003 in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 433,141 of the shares to which this statement relates. The remaining 302,836 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner        Shares
-----        ------
Kirkfield    56,250
RJK          99,033
Zhong Mei     9,211
New River   138,342

                               Page 7 of 11 Pages

     Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, Zhong Mei and New River."

     Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as directly beneficially owned by him in Item 5(a) hereof. Mr. Kirk has, together with the respective direct beneficial owner, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of shares of Common Stock reported as directly beneficially owned by each of Kirkfield, RJK, Zhong Mei and New River in Item 5(a) hereof."

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from August 21, 2002, the date on which Amendment No. 10 to this statement was originally filed with the Securities and Exchange Commission, through May 2, 2003.

                             Shares Purchased   Average Price
Owner               Date          (Sold)          Per Share
-------------------------------------------------------------

Mr. Kirk           9/10/02        105,867            (1)
Kirkfield          9/10/02         14,057            (1)
RJK                9/10/02         24,950            (1)
Zhong Mei          9/10/02          2,320            (1)
Mr. Kirk           3/17/03        (96,195)           (2)
Kirkfield          3/17/03        (14,037)           (2)
RJK                3/17/03        (25,718)           (2)
Zhong Mei          3/17/03         (2,392)           (2)
New River          3/17/03        138,342            (2)

(1) Represents shares acquired from the Issuer pursuant to a 25% stock dividend paid on September 10, 2002 to stockholders of record on August 26, 2002.

(2) Represents shares transferred by Mr. Kirk, Kirkfield, RJK and Zhong Mei to New River on March 17, 2003."

     Item 7. Material to be Filed as Exhibits.

     The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

     Exhibit 2.1* Amended and Restated Agreement and Plan of Merger, dated as of April 29, 2003, by and among Novitron International, Inc., Spectran Holdings, Inc. and Landmark Scientific, Inc.

                               Page 8 of 11 Pages

     Exhibit 2.2* Agreement and Plan of Merger, dated as of April 29, 2003, by and among Novitron International, Inc., Group Practice Services Incorporated and Clinical Data Inc.

     Exhibit 4.1 Certificate of Designations of Series A Nonvoting Convertible Preferred Stock, Par Value $0.01 Per Share, of Novitron International, Inc.

     Exhibit 99.1 Joint Filing Agreement, dated as of May 2, 2003, by and among Randal J. Kirk, RJK, L.L.C. and New River Management II, LP.

     * The schedules and exhibits referenced in this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Reporting Persons will furnish supplementally a copy of any such omitted schedule or exhibit to the Securities and Exchange Commission upon request.

                               Page 9 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2002                /s/ Randal J. Kirk
                                 -----------------------------------------------
                                 Randal J. Kirk


Date: May 2, 2002                RJK, L.L.C.


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Manager


Date: May 2, 2002                NEW RIVER MANAGEMENT II, LP

                                 By: Third Security Capital Partners, LLC, its
                                     general partner

                                 By: Third Security, LLC, its managing member


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Sole Member

                              Page 10 of 11 Pages

                                  EXHIBIT INDEX

Exhibit Number   Exhibit
--------------   -------

Exhibit 2.1* Amended and Restated Agreement and Plan of Merger, dated as of April 29, 2003, by and among Novitron International, Inc., Spectran Holdings, Inc. and Landmark Scientific, Inc.

Exhibit 2.2* Agreement and Plan of Merger, dated as of April 29, 2003, by and among Novitron International, Inc., Group Practice Services Incorporated and Clinical Data Inc.

Exhibit 4.1 Certificate of Designations of Series A Nonvoting Convertible Preferred Stock, Par Value $0.01 Per Share, of Novitron International, Inc.

Exhibit 99.1 Joint Filing Agreement, dated as of May 2, 2003, by and among Randal J. Kirk, RJK, L.L.C. and New River Management II, LP.

     * The schedules and exhibits referenced in this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Reporting Persons will furnish supplementally a copy of any such omitted schedule or exhibit to the Securities and Exchange Commission upon request.

                              Page 11 of 11 Pages